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JOHN HANCOCK FINANCIAL SERVICES
U.S. Wealth Management
601 Congress Street
Boston, MA 02210-2805                                             (617) 663-3000
Fax: (617) 663-2197
E-Mail: abergman@jhancock.com


January 19, 2007 -[To be Submitted Electronically Via EDGAR]


Alison White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644



Re: Post-Effective Amendments to Variable Annuity Registrations on Form N-4:
    Venture Vision Variable Annuity (Registration Nos. 333-71074 and 333-61283)

Dear Ms White:

This letter is in response to the comments you provided during our December 27, 2006 telephone conversation. Your comments, as summarized in italics, relate to the captioned post-effective amendments that we filed on November 20, 2006 pursuant to Rule 485(a) under the '33 Act (SEC Accession Numbers:
00950135-06-007051 and 0000950135-06-007050). Our response includes proposed prospectus language that we underline for your guidance. It will not be underlined in any subsequent amendment to the registrations.


COMMENT 1: On page 5 of the prospectus, please clarify that a purchaser may not elect more than one version of the PPFL rider at a time.


     RESPONSE: We will revise the paragraph immediately following the question "What types of optional benefit Riders may I buy under the Contact ?" to state:

     For the additional charge shown in the Fee Tables, you may elect a Rider offering optional benefits. You may only elect one Rider. The following Riders are available under the Contract. The availability of the Riders may vary by state. For additional information on these Riders, please see the section entitled "Optional Benefits."


COMMENT 2: On page 9 of the prospectus, please advise if the fund expenses shown include any expenses for a fund-of-funds. If so, please comply with the current requirements for disclosure of underlying fund expenses.


     RESPONSE: The fund expenses to be shown in our initial prospectus will only include the minimum and maximum range of fund expenses. The fund with the minimum amount of expense and the fund with the maximum amount of expense are not fund-of-funds. We intend to update the prospectus in May, at which point we will include expenses for all underlying funds. We will provide expense disclosure at that time as may be required for any underlying fund-of-funds.


COMMENT 3: On pages 12-13 of the prospectus, please disclose that a fund-of-funds pays higher fees because the fund is also subject to expenses of underlying funds.


     RESPONSE: We will revise the eighth paragraph in the section entitled "The Funds" to read as follows:

     Each of the John Hancock Trust's Index Allocation, Lifestyle Aggressive, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Funds ("JHT Funds of Funds") is a "fund-of-funds" that invests in other underlying funds. Expenses for a fund-of-funds may be higher than that for other funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying funds for that Fund, including expenses and associated investment risks.

                                                           Alison T. White, Esq.
                                                    Office of Insurance Products
                                              Securities and Exchange Commission
                                                                January 19, 2007
                                                                     Page 2 of 2

Comment 4: On pages 13-17 of the prospectus, please disclose the capitalization ranges of each index mentioned in your description of underlying funds.


     RESPONSE: We will add additional disclosure of the capitalization ranges of each index mentioned in our description of underlying funds. Footnotes 1, 3, and 4 to the fund objectives table on page 17 will be amended as follows:

     (1) MSCI EAFE Index(SM) is a service mark of Morgan Stanley Capital International Inc. and its affiliates ("MSCI"). None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by MSCI, nor does MSCI make any representation regarding the advisability of investing in the Trust. Effective December 30, 2005, the MSCI EAFE Index(SM) tracks companies having market capitalization between $236 million to $222.4 billion.

     (3) "Standard & Poor's(R)," and "Standard & Poor's Small Cap 600(R)" are trademarks of The McGraw-Hill Companies, Inc. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by any of these companies, and none of these companies make any representation regarding the advisability of investing in the Trust. Effective December 31, 2005, the S&P Small Cap 600(R) tracks companies having market capitalization between $54 million to $4.2 billion.

     (4) Russell 2000(R) and Russell Midcap(R) are trademarks of Frank Russell Company. None of the Index Trusts are sponsored, endorsed, managed, advised, sold or promoted by Frank Russell Company, nor does Frank Russell Company make any representation regarding the advisability of investing in the Trust. Effective December 31, 2005, the Russell 2000(R) Index tracks companies having market capitalization between $105 million to $4.4 billion, and the Russell Midcap(R) Value Index and the Russell Midcap(R) Index each track companies having market capitalization between $582 million to $18.22 billion.


Comment 5: Please revise your powers of attorney to comply with Rule 483(b). In particular, please delete reference to older powers of attorney in your list of exhibits that cross-reference to other registration statements.


     RESPONSE: We will revise the exhibit list to delete older powers of attorney that cross-reference to other registration statements.


Comment 6: In your response, please include Tandy representations.


     RESPONSE: The Commission staff ("Staff") has requested that the Registrants of the captioned Registration Statements acknowledge and agree, and such Registrants do hereby acknowledge and agree, that:

     o should the Commission or the Staff, acting pursuant to delegated authority, declare the respective filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

     o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the respective Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Registrants may not assert such action of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please do not hesitate to contact me on any matters regarding John Hancock's variable annuity filings at (617) 663-2184 or, in my absence, please contact Thomas Loftus, Esq. at (617) 663-3192.

                                                     Very truly yours.


                                                     /s/ Arnold R. Bergman


                                                     Arnold R. Bergman
                                                     Chief Counsel - Annuities